ONEPOWER SYSTEMS LTD.

Ain El-Mraisseh

73 Bliss Street, Qoreitem Bldg, 3rd floor

Beirut-Lebanon

Telephone: 1-844-209-3225

August 19, 2016

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Jennifer Thompson, Accounting Branch Chief

Dear Madam:

Re:	OnePower Systems Ltd.
Form 10-K for the Fiscal Year Ended November 30, 2015
Filed March 2, 2016.
Form 10-Q for the Period Ended May 31, 2016
Filed July 15, 2016
File No. 333-185176

We have received your letter dated August 4, 2016 containing comments concerning our Annual Report on Form 10-K for the fiscal year ended November 30, 2015 and our Quarterly Report on Form 10Q for the period ended May 31, 2016. We have filed both an amended Annual Report and Quarterly Report herewith and respond to those comments as follows:

Form 10-K for the Fiscal Year Ended November 30, 2015

Financial Statements, page 11

1. You did not provide an audit report from your independent registered public accounting firm for the year end November 30, 2014. Please amend your filing to provide audit opinions for both years presented in your financial statements. Refer to Rules 2-02 and 8-02 of Regulation S-X.

We have filed an amended Annual Report on Form 10-K that contains a revised audit report that provides audit opinions for both years presented in our financial statements.

Item 9A: Controls and Procedures

A. Disclosure Controls and Procedures, page 12

2. In the first paragraph of this section you state that the principal executive officer and principal financial officer evaluated disclosure controls and procedures as of November 30, 2015 and concluded that disclosure controls and procedures were adequate. However, in the second paragraph of this section, you indicate that disclosure controls and procedures were not effective. In your amendment, please revise your disclosure to eliminate this contradiction and only include one conclusion as to whether disclose controls and procedures are effective or not effective. Given the material weaknesses discussed in internal controls over financial reporting, we assume that your disclosure controls and procedures are not effective. Refer to Item 307 of Regulation S-K.

We have revised our disclosure in the first paragraph mentioned to indicate that our disclosure controls and procedures were not effective as of November 30, 2016.

B. Management’s Report on Internal Control over Financial Reporting, page 12

3. We note that you used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate internal controls over financial reporting. In your amendment, please revise to indicate whether you used the 1992 COSO framework or the 2013 COSO framework.

In our amended Annual Report, we have clarified that we relied on the 1992 version of the Treadway Commission’s Internal Control – Integrated Framework.

We hereby acknowledge that (1) the company is responsible for the adequacy and accuracy of the disclosure in this filing, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Soha Hamdan

OnePower Systems Ltd.
Soha Hamdan, President